File No. 69-427

                                                                 File No. 69-293
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  FORM U-3A-2

           Statement by Holding Company Claiming Exemption Under Rule
            U-3A-2 from the Provisions of the Public Utility Holding
                              Company Act of 1935

                     To be Filed Annually Prior to March 1



                          UNISOURCE ENERGY CORPORATION

hereby files with the Securities and Exchange Commission, pursuant to Rule 2,

its statement claiming exemption as a holding company, and

                         TUCSON ELECTRIC POWER COMPANY

hereby files with the Securities and Exchange Commission, pursuant to Rule 2,

its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1.   Name, State of organization, location and nature of business of claimant[s]

and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant[s] directly or indirectly holds an interest.

     UniSource Energy Corporation ("UniSource") was incorporated under the laws of the State of Arizona and is a holding company organized to acquire and hold the securities of other corporations.

     UniSource controls, directly or indirectly, 10% or more of the "voting securities" of the following subsidiaries:

     I.   Tucson Electric Power Company ("TEP") was incorporated under the laws of the State of Arizona and is the principal subsidiary of UniSource.  UniSource owns 99.9% of the voting shares of TEP.  TEP was organized as an operating public utility engaged in the generation, purchase, transmission, distribution and sale of electricity to retail customers in the City of Tucson, Arizona, and the surrounding area and to wholesale customers.  TEP holds the stock of

Escavada Company ("Escavada"), San Carlos Resources Inc. ("San Carlos"),

Sierrita Resources Inc. ("SRI"),  Tucson Resources Inc. ("TRI") and Tucsonel

Inc. ("Tucsonel"), and holds a portion of the stock of Inncom, Inc. ("Inncom")

and TruePricing, Inc. ("TruePricing").

          A.   Escavada was incorporated under the laws of the State of Arizona and is a wholly-owned subsidiary of TEP.  Escavada was formed to engage in the business of maintaining miscellaneous assets and property.

          B.   San Carlos was incorporated under the laws of the State of

Arizona and is a wholly-owned subsidiary of TEP.  San Carlos holds the title to

Unit No. 2 of the Springerville Generating Station, a generating facility in commercial operation located in Apache County, Arizona, and is the lessee,

jointly and severally with TEP, of an undivided one-half interest in all facilities and personal property used in common between Unit No. 1 and Unit No.

2 of the Springerville Generating Station.  San Carlos is not the operator of

Unit No. 2 or any of such common facilities.

          C.   SRI was incorporated under the laws of the State of Delaware and is a wholly-owned subsidiary of TEP.  SRI was formed primarily to invest in financial assets.

               1.   Santa Cruz Resources Inc. ("Santa Cruz") was incorporated

under the laws of the State of Delaware and is a wholly-owned subsidiary of SRI.

Santa Cruz held an investment in a financial service company.

          D.   TRI was incorporated under the laws of the State of Delaware and is a wholly-owned subsidiary of TEP.  TRI was formed primarily to invest in financial assets.

               1.   Sabino Investing Inc. was incorporated under the laws of the

State of Delaware and is a wholly-owned subsidiary of TRI.  Sabino Investing

Inc. holds certain real estate assets.

          E.   Tucsonel was incorporated under the laws of the State of Arizona and is a wholly-owned subsidiary of TEP.  Tucsonel holds an undivided ownership interest in the Springerville Coal Handling Facilities.

          F.   Inncom was incorporated under the laws of the State of Delaware and is approximately 14.8% owned by TEP.  Inncom was formed to provide demand-

side and energy efficiency services.

          G.   TruePricing was incorporated under the laws of the State of

Delaware.  TEP owns approximately 21% of the voting shares of TruePricing.

TruePricing was formed to develop technology services that provide pricing and other related information to consumers for a wide variety of products, including utility services.

     II.  Millennium Energy Holdings, Inc. ("Millennium") was incorporated under the laws of the State of Arizona and is a wholly-owned subsidiary of UniSource.

Millennium holds all of the stock of Advanced Energy Technologies, Inc.

("Advanced Energy"), Millennium Environmental Group, Inc. ("Millennium

Environmental"), Nations Energy Corporation ("Nations"), Southwest Energy

Solutions, Inc. ("Southwest Energy"), SWPP Investment Company ("SWPP

Investment") and a portion of the voting stock of MicroSat Systems, Inc.

("MicroSat"), ITN Energy Systems, Inc. ("ITN Energy"), MetroGen Enterprises,

L.L.C. ("MetroGen") and Powertrusion International, Inc. ("Powertrusion").

          A.   Advanced Energy was incorporated under the laws of the State of

Arizona and is a wholly-owned subsidiary of Millennium.  Advanced Energy was formed to develop certain distributed energy projects, as well as renewable energy sources.

               1.   Global Solar Holdings, L.L.C. ("Global Solar") was organized under the laws of the State of Arizona and is 66.6% owned by Advanced Energy.

Global Solar was formed to engage in the manufacture and sale of thin-film photovoltaic modules for distributed energy applications.

                    a.   Global Energy Solutions, Inc. ("GE Solutions") was

incorporated under the laws of the State of Arizona and is a wholly-owned subsidiary of Global Solar.  GE Solutions was formed to hold the stock of Global

Solar Energy, Inc. ("GS Energy"), Infinite Power Solutions, Inc. ("Infinite

Power") and GES Shared Services, Inc. ("GES Shared").

                         i.   GS Energy was incorporated under the laws of the

State of Arizona and is a wholly-owned subsidiary of GE Solutions.  GS Energy was formed to engage in the research, development, and commercialization of thin-film photovoltaic material and products, and to perform system integration of large photovoltaic arrays.

                              (1)  Global Solar Energy International Holdings

("GS International") was organized under the laws of the Cayman Islands and is a wholly-owned subsidiary of GS Energy.  GS International was formed to serve as an investment holding company for Global Solar (India) Limited ("GS India").

                                   (a)  Global Solar Energy Technologies ("GS

Technologies") was organized under the laws of Mauritius and is a wholly-owned subsidiary of GS International. GS Technologies was formed to serve as an investment holding company for GS India.

                                        (i)  GS India was organized under the

laws of the Republic of India and is 50% owned by GS Technologies.  GS India was formed to engage in the research, development, and commercialization of thin-

film photovoltaic materials and devices for commercial, residential, industrial and military applications in India.

                         ii.  Infinite Power was incorporated under the laws of

the State of Arizona and is a wholly-owned subsidiary of GE Solutions.  Infinite

Power was formed to engage in the research, development and commercialization of thin-film lithium batteries.

                         iii. GES Shared was incorporated under the laws of the

State of Arizona and is a wholly-owned subsidiary of GE Solutions.  GES Shared was formed to provide administrative support (e.g., accounting, finance, legal and human resources) to other Millennium subsidiaries.

          B.   Millennium Environmental (previously known as MEH Corporation)

was incorporated under the laws of the State of Arizona and is a wholly-owned subsidiary of Millennium.  Millennium Environmental was formed to engage in the domestic and international purchase, sale and trading of emission allowances and associated commodities.

          C.   MicroSat was incorporated under the laws of the State of Colorado and is 49% owned by Millennium.  MicroSat was formed to research, develop and commercialize microsatellite systems.

          D.   Nations was incorporated under the laws of the State of Arizona and is a wholly-owned subsidiary of Millennium.  Nations was formed to develop and invest in independent power projects in global energy markets, including qualifying facilities, EWGs and foreign utility companies, located in the United

States and abroad.

               1.   Nations Curacao Ltd. ("Nations Curacao") was incorporated

under the laws of the Cayman Islands and is a wholly-owned subsidiary of

Nations.  Nations Curacao was formed to invest in an independent power project located in Curacao.  See Item 4 and Exhibit B for a description of the Curacao project and related structure during the period through September 28, 2001.  On

September 28, 2001, Nations Curacao sold all of its interest in the Curacao project and is currently inactive.

               2.   Nations Curacao Operating Ltd. ("Nations Curacao Operating")

was incorporated under the laws of the Cayman Islands and is a wholly-owned subsidiary of Nations.  Nations Curacao Operating was formed to operate or contract with others to operate the independent power project being developed and owned by Nations or subsidiaries thereof.  Nations Curacao Operating is now inactive.

               3.   Nations International Ltd. ("Nations International") was

incorporated under the laws of the Cayman Islands and is a wholly-owned subsidiary of Nations. Nations International was formed to invest in international independent power projects.  Nations International owns a 40%

interest in Corporation Panamena de Energia S.A. ("COPESA"), a Panama company,

which owns a power project located in Panama.

                    a.   Biomasa Generacion, S. de R.L. de C.V. ("Biomasa") was

organized under the laws of Honduras and is 91% owned by Nations International.

Biomasa was formed to develop and own biomass-fueled non-utility generating projects in Honduras.  Biomasa is currently inactive and in the process of being dissolved.

                    b.   Suministradora de Materials Organicos, S.R.L. de C.V.

("Suministradora") was organized under the laws of Honduras and is 91% owned by

Nations International.  Suministradora was formed to administer fuel supply to biomass projects in Honduras.  Suministradora is currently inactive and in the process of being dissolved.

          E.   ITN Energy was incorporated under the laws of the State of

Colorado and is 49% owned by Millennium.  ITN Energy was formed to research,

develop and commercialize emerging space, energy and environment-related technologies for government and commercial markets.

          F.   Southwest Energy was incorporated under the laws of the State of

Arizona and is a wholly-owned subsidiary of Millennium.  Southwest Energy was formed to provide electrical contracting services statewide to commercial,

industrial and governmental customers in both high voltage and inside wiring capacities.

          G.   SWPP Investment was incorporated under the laws of the State of

Arizona and is a wholly-owned subsidiary of Millenium.  SWPP Investment was formed to manufacture and sell concrete utility poles.

               1.   Sentinel Concrete Utility Poles, L.L.C. ("Sentinel") was

organized under the laws of the State of Arizona and is 50% owned by SWPP

Investment.  Sentinel was formed to market and distribute concrete utility poles and products.

               2.   SWPP International Ltd. ("SWPP International") was

incorporated under the laws of the Cayman Islands and is a wholly-owned subsidiary of SWPP Investment.  SWPP International was formed to invest in a

Mexican joint venture(s) related to the manufacturing and selling of concrete utility poles.

                    a.   Productos de Concreto Internacionales, S. de R.L. de

C.V. ("Productos") was organized under the laws of Mexico and is 50% owned by

SWPP International.  Productos was formed to manufacture in Mexico and sell concrete utility poles and products.

          H.   Powertrusion was incorporated under the laws of the State of

Nevada and is 50.5% owned by Millennium.  Powertrusion was formed to manufacture and sell fiberglass utility poles and products.

          I.   MetroGen was organized under the laws of the State of Delaware and is 20% owned by Millennium.  MetroGen was formed to develop load curtailment methodologies through a remote dispatch system for idle generation assets throughout New York City.

          J.   Haddington Energy Partners II, L.P. ("Haddington") was organized under the laws of the State of Delaware and Millennium has an interest of approximately 31%.  Haddington was formed to primarily fund energy-related investments.

          K.   TruePricing was incorporated under the laws of the State of

Delaware.  Millennium owns 3% of the voting shares of TruePricing.  TEP owns 21%

of the voting shares (see Section 1(I)(G) above).  TruePricing was formed to develop technology services that provide pricing and other related information to consumers for a wide variety of products, including utility services.

          L.   Tucson Community Ventures ("TV") was organized under the laws of the State of Delaware.  As an investor, Millennium's commitment represents 49.5%

of the total fund.  TV was formed as a venture capital fund focusing on information tecnology, optics and biotechnology.

     III.  UniSource Energy Development Company ("UED") was incorporated under the laws of the State of Arizona and is a wholly-owned subsidiary of UniSource.

UED was formed to develop energy projects primarily in the Arizona and southwest region.

           A.   Springerville Power, L.L.C. ("Springerville Power") was

organized under the laws of the State of Delaware and is a wholly-owned subsidiary of UED.  Springerville Power was formed to develop, finance, and own or lease an approximately 800 MW coal-fired power generation project to be located near Springerville, Arizona.

     UniSource controls, directly or indirectly, less than 10% of the "voting securities" of the following companies:  None.

2.   A brief description of the properties of claimant[s] and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant[s] and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

     UniSource does not directly own any property used for the generation,

transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas.

     As of December 31, 2001, TEP owned or participated in an overhead electric transmission and distribution system consisting of 511 circuit-miles of 500 kV lines, 1,122 circuit-miles of 345 kV lines, 372 circuit-miles of 138 kV lines,

434 circuit-miles of 46 kV lines and 11,529 circuit-miles of lower voltage

primary lines.   The underground electric distribution system is comprised of

6,870 cable miles.  Approximately 77% of the poles upon which the lower voltage lines are located are owned by TEP.  Electric substation capacity associated with the above-described electric system consisted of 185 substations with a total installed transformer capacity of 5,589,772 kVA.  The above facilities are all located in Arizona except for certain transmission lines consisting of 560 circuit-miles of 345 kV in which TEP has a fractional undivided interest and which are located in the State of New Mexico and deliver electric energy to

TEP's Arizona transmission lines at the Arizona-New Mexico border.

     Except as otherwise noted, at December 31, 2001 TEP owns or has a leasehold interest in the following generating stations:




                                         Net
  Generating                         Capability  Operating    TEP's    Share
    Source           Location            MW        Agent       %        MW
  ----------         --------        ----------  ---------    -----    -----
Springerville
Station #1           Springerville, AZ   380        TEP      100.0      380
Springerville
Station #2 (1)       Springerville, AZ   380        TEP      100.0      380
San Juan Station #1  Farmington, NM      327        PNM       50.0      164
San Juan Station #2  Farmington, NM      316        PNM       50.0      158
Navajo Station #1    Page, AZ            750        SRP        7.5       56
Navajo Station #2    Page, AZ            750        SRP        7.5       56
Navajo Station #3    Page, AZ            750        SRP        7.5       56
Four Corners
Station #4           Farmington, NM      784        APS        7.0       55
Four Corners
Station #5           Farmington, NM      784        APS        7.0       55
Irvington
Station #1           Tucson, AZ           81        TEP      100.0       81
Irvington
Station #2           Tucson, AZ           81        TEP      100.0       81
Irvington
Station #3           Tucson, AZ          104        TEP      100.0      104
Irvington
Station #4           Tucson, AZ          156        TEP      100.0      156
Internal Combustion
Turbines             Tucson, AZ          217        TEP      100.0      217

                                                                      -----

                                                              TOTAL   1,999
                                                                      =====


-----------------------------

(1)   Title to Springerville #2 is held by San Carlos.



     The electric generating stations, operating headquarters, the warehouse,

service center and the electric distribution and electric transmission facilities owned by TEP are located in Arizona, except as otherwise noted.  TEP,

individually and in conjunction with Public Service Company of New Mexico in connection with the San Juan Station, has acquired easements and leases for transmission lines and a water diversion facility located on the Navajo Indian

Reservation.  TEP has also acquired easements for transmission facilities,

related to the San Juan and Navajo Generating Stations, across the Zuni, Navajo and Tohono O'Odham Indian Reservations.

     Various undivided interests in the common facilities at the Irvington

Generating Station which serve Unit 4 were sold and are leased back by TEP.

     The 50% undivided interest of San Carlos in the common facilities at the

Springerville Generating Station were sold by San Carlos and leased back by TEP and San Carlos, jointly and severally.  The coal-handling facilities at the

Springerville Generating Station were sold and are leased back by TEP.  TEP leases Springerville Unit 1, the fuel handling facilities for Springerville, and an undivided 50% interest in the facilities common to Unit 1 and Unit 2 through sale/leaseback arrangements.  San Carlos holds title to Unit 2 of the

Springerville Generating Station.  TEP leases a 20 MW internal combustion turbine located in Tucson, Arizona from UED.

3.   The following information for the last calendar year with respect to claimant[s] and each of its subsidiary public utility companies:

     a.   Number of kWh of electric energy sold (at retail or wholesale), and

Mcf of natural or manufactured gas distributed at retail.

                                  Electricity                Gas
                                  -----------                ---
           UniSource                  None                   None

           TEP                   15,389,381,000              None

           San Carlos                 None                   None

     b.   Number of kWh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each company is organized.

          None.

     c.   Number of kWh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized,

or at the State line.

                                  Electricity                Gas
                                  -----------                ---
           UniSource                  None                   None

           TEP                    4,947,171,600              None

           San Carlos                 None                   None

     d.   Number of kWh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                                  Electricity                Gas
                                  -----------                ---
           UniSource                  None                   None

           TEP                    2,181,327,400              None

           San Carlos                 None                   None

4.   The following information for the reporting period with respect to claimant[s] and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

     a.   Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

          Nations, an Arizona corporation, acting on behalf of Curacao Utilities

Company, N.V., a Netherlands Antilles Company ("CUC") and COPESA hereby notifies the Commission, pursuant to Section 33(a) of the Act and Rule 57 thereunder,

that during the reporting period, each of CUC and COPESA was a foreign utility company within the meaning of Section 33(a) of the Act.

          The name and business address for CUC and COPESA are as follows:

          CUC                                COPESA
          Ara Hill Top Building              Avenida Federico Boyd
          Pletterijweg 1                     E.D.F. Scotia Plaza
          P.O. Box 3627                      PISO VI Panama City, Panama
          Curacao, Netherlands Antilles

          Listed below is a description of the CUC and COPESA facilities:

          A.   CUC will own an electric generating facility of approximately 160

MW located on the island of Curacao, Netherlands Antilles.  The facility will deliver up to 64 MW of electricity to the Isla oil refinery, together with compressed air, water and steam.  Additional excess electricity will be delivered to Integrated Utility Holding, N.V., the island electric utility company.  The facility will be fueled by oil refinery byproducts, including pitch and refinery gas.

               The facility will consist of approximately 70 MW of existing electric generating facilities, which will be upgraded, and 90 MW of new generating facilities. The project is currently under construction by Mitsubishi

Corporation and is scheduled to come on-line in 2003.  On September 28, 2001,

Nations sold to Mirant Curacao Investments, Ltd. ("Mirant") all of Nations'

interest in CUC and the Curacao Project.  As a part of this contract, Nations

Curacao Operating transferred its operating rights to Mirant.

          B.   COPESA owns an approximately 42 MW diesel-fired combustion turbine facility located in Panama City, Panama.  The project sells electricity to distribution companies and large industrial users in Panama.

     b.   Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

          The ownership of CUC is as follows:

          A.   Prior to September 28, 2001, Nations Curacao, Ltd., a wholly-

owned subsidiary of Nations, owned a 50% interest in Curacao Energy Company

("CEC").  Effective September 28, 2001, Nations Curacao sold its interest in CEC to Mirant.  Mitsubishi Corporation owns the other 50% interest in CEC.  CEC in turn owns 51% of the common stock of CUC Holdings, N.V. ("CUC Holdings"), which in turn owns 100% of the common stock of CUC.

          B.   Integrated Utility Holding, N. V. owns 49% of the common stock of

CUC Holdings.

          C.   Refineria di Korson,  N. V. ("RdK") will provide at commercial operation approximately $34 million in preferred equity in CUC, and Aqualectra will provide $8 million in additional preferred funding to CUC Holdings.

          Nations is a wholly-owned subsidiary of Millennium, an intermediary holding company for the unregulated business of UniSource, whose electric utility subsidiary is subject to retail rate regulation by the Arizona

Corporation Commission.  Nations has been primarily engaged in developing independent power projects.

          The ownership of COPESA is as follows:

          A.   Nations International Ltd., a wholly-owned subsidiary of Nations,

holds a 40% equity interest in COPESA.

          B.   Electric Machinery Enterprises, a Florida company, holds a 21.67%

equity interest in COPESA.

          C.   Proquim, a Panama company, owns a 22.67% equity interest in

COPESA.

          D.   Roberto Roy, a Panamanian resident, holds a 14.67% equity

interest in COPESA.

          E.   The remaining 1.0% equity interest in COPESA is held by certain

Panamanian individuals.

     c.   Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the

EWG or foreign utility company by the holding company claiming exemption; and

any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company,

other than the EWG or foreign utility company.

          During 2001, approximately $2.3 million was invested in CUC by

Nations' subsidiaries and characterized as equity.  Project debt with respect to

CUC was non-recourse to Nations, its subsidiaries and affiliates, including the holding company.

          Prior to September 28, 2001, Nations Curacao had committed to invest

$10.2 million in common equity in CUC, which commitment was supported by a cash collateral deposit.  In addition, approximately $10 million in contingent equity obligations was provided by Nations Curacao (or its indirect parent, Nations) in the form of cash collateral deposits.  Nations Curacao also effectively guaranteed the funding of $5.7 million in preferred equity that is expected to be provided by RdK, a Curacao government entity, at commercial operation of the

Project.  This preferred equity guarantee was removed by the provision by RdK of a letter of credit in the amount of $5.7 million in early 2002.  As of September

28, 2001, all commitments by Nations Curacao with respect to the Curacao Project were assumed by Mirant.

          During 2001, no additional amounts were invested by Nations

International Ltd. as additional equity in COPESA.  Project debt in COPESA is non-recourse.

     d.   Capitalization and earnings of the EWG or foreign utility company during the reporting period.

          As of September 30, 2001, the CUC Project was capitalized at approximately $24.7 million.  For the nine months ended September 30, 2001, CUC reported a net loss of approximately $1.6 million.

          The COPESA Project was capitalized at approximately $23 million.

During 2001, COPESA reported a net loss of approximately $1.7 million.

     e.   Identify any service, sales or construction contract(s) between the

EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

          Inapplicable.

                                   EXHIBIT A
                                   ---------

     Consolidating statements of income of the claimants and their subsidiary companies for the last calendar year, together with the consolidating balance sheets of claimants and their subsidiary companies as of the close of such calendar year.

     This statement is being filed by TEP to claim exemption in the event that

San Carlos Resources Inc. is an "electric utility company" under the Act.

However, the filing of this statement is not an acknowledgment by TEP that San

Carlos Resources Inc. is an "electric utility company."

     The above-named claimants have caused this statement to be duly executed on their behalf by its authorized officer on this 28th day of February, 2002.


                           UNISOURCE ENERGY CORPORATION

                           By:  /s/ Karen G. Kissinger
                              --------------------------------
                                    Karen G. Kissinger
                                    Vice President, Controller and
                                    Principal Accounting Officer

                           TUCSON ELECTRIC POWER COMPANY

                           By:  /s/ Karen G. Kissinger
                              --------------------------------
                                    Karen G. Kissinger
                                    Vice President, Controller and
                                    Chief Information Officer

(Corporate Seal)

Attest:

/s/ Linda Kennedy
-------------------

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed: Vincent Nitido, Vice President and General Counsel, UniSource Energy Corporation, One South Church Avenue, Suite 1820, Tucson, Arizona 85701

                                           UNISOURCE ENERGY CORPORATION               EXHIBIT A
                                           CONSOLIDATING BALANCE SHEET
                                                DECEMBER 31, 2001
                                                  (in thousands)
                                             UNISOURCE     TUCSON      MILLENNIUM
                                              ENERGY      ELECTRIC       ENERGY                   CONSOL.       2001
                                               CORP.      POWER CO.*   HOLDINGS**     UED***      ADJUST.      CONSOL.
                                            -----------  -----------  -----------  -----------  -----------  -----------
ASSETS

Utility Plant
  Plant in Service                         $         -  $ 2,498,046  $         -  $         -  $         -  $ 2,498,046
  Utility Plant Under Capital Leases                 -      741,446            -            -            -      741,446
  Construction Work in Progress                      -       70,992            -            -            -       70,992
                                            -----------  -----------  -----------  -----------  -----------  -----------
    Total Utility Plant                              -    3,310,484            -            -            -    3,310,484
  Less Accumulated Depreciation and
   Amortization                                      -   (1,270,089)           -            -            -   (1,270,089)
  Less Accumulated Depreciation of
   Capital Lease Assets                              -     (362,724)           -            -            -     (362,724)
                                            -----------  -----------  -----------  -----------  -----------  -----------
    Total Utility Plant - Net                        -    1,677,671            -            -            -    1,677,671
                                            -----------  -----------  -----------  -----------  -----------  -----------

Investments and Other Property                 450,138      105,875       72,307       24,123     (469,696)     182,747
                                            -----------  -----------  -----------  -----------  -----------  -----------
Note Receivable from UniSource Energy                -       70,132            -            -      (70,132)           -
                                            -----------  -----------  -----------  -----------  -----------  -----------

Current Assets
  Cash and Cash Equivalents                         65      159,680       66,961        1,448            -      228,154
  Accounts Receivable                           70,988      124,487       12,536        1,324      (89,689)     119,646
  Materials and Fuel                                 -       43,682        1,370            -            -       45,052
  Deferred Income Taxes - Current                6,716        4,603         (154)           -            -       11,165
  Other                                              -        7,814       23,077            -            -       30,891
                                            -----------  -----------  -----------  -----------  -----------  -----------
    Total Current Assets                        77,769      340,266      103,790        2,772      (89,689)     434,908
                                            -----------  -----------  -----------  -----------  -----------  -----------

Regulatory and Other Assets
  Transition Recovery Asset                          -      331,674            -            -            -      331,674
  Income Taxes Recoverable Through
   Future Revenues                                   -       64,239            -            -            -       64,239
  Other Regulatory Assets                            -        9,072            -            -            -        9,072
Other Assets                                         -       35,014            -            -            -       35,014
                                            -----------  -----------  -----------  -----------  -----------  -----------
    Total Regulatory and Other Assets                -      439,999            -            -            -      439,999
                                            -----------  -----------  -----------  -----------  -----------  -----------
Total Assets                               $   527,907  $ 2,633,943  $   176,097  $    26,895  $  (629,517) $ 2,735,325
                                            ===========  ===========  ===========  ===========  ===========  ===========

*   This column reflects TEP on a consolidated basis.  See 1.I. for information regarding TEP and its subsidiaries.

**  This column reflects Millennium Energy Holdings on a consolidated basis.  See 1.II. for information regarding
    Millennium and its subsidiaries.

*** This column reflects UED on a consolidated basis.  See 1.III. for information regarding UED and its subsidiary.


UniSource Energy and TEP use the following methods to report investments in their subsidiaries or other companies:

 - Consolidation:  When we own a majority of the voting stock of a subsidiary, we combine the accounts of the subsidiary with our accounts.  We eliminate intercompany balances and transactions when we combine these accounts.

 - The Equity Method: We use the equity method to report corporate joint ventures, partnerships, and affiliated companies when we hold a 20% to 50% voting interest or we have the ability to exercise  significant influence over the operating and financial policies of the investee company.  Under the equity method, we report:

   - Our interest in the equity of an entity as an investment on our balance sheet; and
   - Our percentage share of the net income (loss) from the entity as "other income" in our income statements.  For investments where we provide all of the financing, we recognize 100% of the losses.


                                                         UNISOURCE ENERGY CORPORATION                                   EXHIBIT A
                                                     CONSOLIDATING BALANCE SHEET (CONTINUED)
                                                               DECEMBER 31, 2001
                                                                 (in thousands)
                                                  UNISOURCE     TUCSON      MILLENNIUM
                                                   ENERGY      ELECTRIC       ENERGY                   CONSOL.       2001
                                                    CORP.      POWER CO.     HOLDINGS       UED        ADJUST.      CONSOL.
                                                 -----------  -----------  -----------  -----------  -----------  -----------
CAPITALIZATION AND OTHER LIABILITIES

Capitalization
  Common Stock                                  $   660,123  $   646,893  $         -  $         -  $  (646,893)  $  660,123
  Additional Paid-In Capital                              -            -      121,000            -     (121,000)           -
  Accumulated Deficit                              (235,401)    (324,422)     (19,441)         850      343,013     (235,401)
  Cumulative Effect of Accounting Change -
   Net of Tax                                             -      (13,827)           -            -            -      (13,827)
  Reversal of Previously Recorded Unrealized
   Losses for Contracts Which Settled During
   the Period - Net of Tax                                -       13,827            -            -            -       13,827
                                                 -----------  -----------  -----------  -----------  -----------  -----------
  Common Stock Equity                               424,722      322,471      101,559          850     (424,880)     424,722
  Capital Lease Obligations                               -      853,447          346            -            -      853,793
  Long-Term Debt                                     95,393      801,924          880       19,555     (114,948)     802,804
                                                 -----------  -----------  -----------  -----------  -----------  -----------
    Total Capitalization                            520,115    1,977,842      102,785       20,405     (539,828)   2,081,319
                                                 -----------  -----------  -----------  -----------  -----------  -----------
Current Liabilities
  Current Obligations Under Capital Leases                -       19,971          187            -            -       20,158
  Current Maturities of Long-Term Debt                    -      330,325           99            -            -      330,424
  Accounts Payable                                   10,489       89,193       68,085        5,933      (89,689)      84,011
  Interest Accrued                                        -       53,300            -            -            -       53,300
  Taxes Accrued                                         743       23,015        2,046          100            -       25,904
  Accrued Employee Expenses                               -       13,078          499            -            -       13,577
  Other                                                   -        6,531        9,574            -            -       16,105
                                                 -----------  -----------  -----------  -----------  -----------  -----------
    Total Current Liabilities                        11,232      535,413       80,490        6,033      (89,689)     543,479
                                                 -----------  -----------  -----------  -----------  -----------  -----------
Deferred Credits and Other Liabilities
  Deferred Income Taxes - Noncurrent                 (3,440)      56,906      (10,416)         457            -       43,507
  Other                                                   -       63,782        3,238            -            -       67,020
                                                 -----------  -----------  -----------  -----------  -----------  -----------
    Total Deferred Credits and Other Liabilities     (3,440)     120,688       (7,178)         457            -      110,527
                                                 -----------  -----------  -----------  -----------  -----------  -----------
Total Capitalization and Other Liabilities      $   527,907  $ 2,633,943  $   176,097  $    26,895  $  (629,517) $ 2,735,325
                                                 ===========  ===========  ===========  ===========  ===========  ===========

                                                         UNISOURCE ENERGY CORPORATION                   EXHIBIT A
                                                    CONSOLIDATING STATEMENT OF INCOME (LOSS)
                                                     TWELVE MONTHS ENDED DECEMBER 31, 2001
                                                  (in thousands except for per share amounts)

                                            UNISOURCE     TUCSON      MILLENNIUM
                                             ENERGY      ELECTRIC       ENERGY                    CONSOL.       2001
                                              CORP.      POWER CO.     HOLDINGS       UED         ADJUST.      CONSOL.
                                           -----------  -----------  -----------  -----------  -----------  -----------
Operating Revenues
 Electric Retail Sales                    $         -  $   670,117  $         -  $         -  $         -  $   670,117
 Electric Wholesale Sales                           -      761,255            -            -            -      761,255
 Net Unrealized Loss on Forward Sales
  And Purchases                                     -       (1,315)         (32)           -            -       (1,347)
 Other Revenues                                     -        6,308       21,797        1,960      (15,382)      14,683
                                           -----------  -----------  -----------  -----------  -----------  -----------
    Total Operating Revenues                        -    1,436,365       21,765        1,960      (15,382)   1,444,708
                                           -----------  -----------  -----------  -----------  -----------  -----------
Operating Expenses
 Fuel                                               -      258,761            -            -            -      258,761
 Purchased Power                                    -      570,283            -            -            -      570,283
 Other Operations and Maintenance                   -      158,118       35,998          302      (15,382)     179,036
 Depreciation and Amortization                      -      117,063        3,032          251            -      120,346
 Amortization of Transition Recovery Asset          -       21,609            -            -            -       21,609
 Taxes Other Than Income Taxes                      -       45,047        1,166            -            -       46,213
                                           -----------  -----------  -----------  -----------  -----------  -----------
    Total Operating Expenses                        -    1,170,881       40,196          553      (15,382)   1,196,248
                                           -----------  -----------  -----------  -----------  -----------  -----------
     Operating Income                               -      265,484      (18,431)       1,407            -      248,460
                                           -----------  -----------  -----------  -----------  -----------  -----------
Other Income
 Interest Income                                    5       11,910        2,685            -            -       14,600
 Interest Income on Note Receivable                 -        9,330            -            -       (9,330)           -
 Other Income (Deductions)                     66,977        2,499        1,409            -      (67,017)       3,868
                                           -----------  -----------  -----------  -----------  -----------  -----------
    Total Other Income                         66,982       23,739        4,094            -      (76,347)      18,468
                                           -----------  -----------  -----------  -----------  -----------  -----------
Interest Expense
 Long-Term Debt                                 9,330       61,218            -            -       (9,330)      61,218
 Interest on Capital Leases                         -       90,348           54            -            -       90,402
 Interest Imputed on Losses Recorded
  at Present Value                                  -          820            -            -            -          820
 Other Interest Expense                             -        6,113           64            -          (38)       6,139
                                           -----------  -----------  -----------  -----------  -----------  -----------
    Total Interest Expense                      9,330      158,499          118            -       (9,368)     158,579
                                           -----------  -----------  -----------  -----------  -----------  -----------
Income (Loss) Before Income Taxes and
 Cumulative Effect of Accounting Change        57,652      130,724      (14,455)       1,407      (66,979)     108,349
Income Taxes                                   (3,693)      55,910       (5,300)         557            -       47,474
                                           -----------  -----------  -----------  -----------  -----------  -----------
Income (Loss) Before Cumulative Effect
 of Accounting Change                          61,345       74,814       (9,155)         850      (66,979)      60,875

Cumulative Effect of Accounting Change -
 Net of Tax                                         -          470            -            -            -          470
                                           -----------  -----------  -----------  -----------  -----------  -----------
Net Income (Loss)                         $    61,345  $    75,284  $    (9,155) $       850  $   (66,979) $    61,345
                                           ===========  ===========  ===========  ===========  ===========  ===========

Average Shares of Common Stock Outstanding (000)                                                                33,399

Basic EPS
 Income Before Cumulative Effect of Accounting Change                                                            $1.83
 Cumulative Effect of Accounting Change - Net of Tax                                                             $ .01
 Net Income                                                                                                      $1.84

Average Shares of Common Stock Outstanding, Including Effect for Dilutive Securities (000)                      34,167

Diluted EPS
 Income Before Cumulative Effect of Accounting Change                                                            $1.79
 Cumulative Effect of Accounting Change - Net of Tax                                                             $ .01
 Net Income                                                                                                      $1.80



                                       TUCSON ELECTRIC POWER COMPANY                  EXHIBIT A
                                        CONSOLIDATING BALANCE SHEET
                                            DECEMBER 31, 2001
                                             (in thousands)
                                              TUCSON
                                             ELECTRIC     INVESTMENT    CONSOL.       2001
                                             POWER CO.      SUBS *      ADJUST.      CONSOL.
                                            -----------  -----------  -----------  -----------
ASSETS

Utility Plant
  Plant in Service                         $ 2,498,046  $         -  $         -  $ 2,498,046
  Utility Plant Under Capital Leases           741,446            -            -      741,446
  Construction Work in Progress                 70,992            -            -       70,992
                                            -----------  -----------  -----------  -----------
    Total Utility Plant                      3,310,484            -            -    3,310,484
  Less Accumulated Depreciation and
   Amortization                             (1,270,089)           -            -   (1,270,089)
  Less Accumulated Depreciation of
   Capital Lease Assets                       (362,724)           -            -     (362,724)
                                            -----------  -----------  -----------  -----------
    Total Utility Plant - Net                1,677,671            -            -    1,677,671
                                            -----------  -----------  -----------  -----------
Investments and Other Property                 103,410        4,904       (2,439)     105,875
                                            -----------  -----------  -----------  -----------
Note Receivable from UniSource Energy           70,132            -            -       70,132
                                            -----------  -----------  -----------  -----------

Current Assets
  Cash and Cash Equivalents                    158,235        1,445            -      159,680
  Accounts Receivable                          124,382        4,483       (4,378)     124,487
  Materials and Fuel                            43,682            -            -       43,682
  Deferred Income Taxes - Current                4,603            -            -        4,603
  Other                                          7,814            -            -        7,814
                                            -----------  -----------  -----------  -----------
    Total Current Assets                       338,716        5,928       (4,378)     340,266
                                            -----------  -----------  -----------  -----------

Regulatory and Other Assets
  Transition Recovery Asset                    331,674            -            -      331,674
  Income Taxes Recoverable Through
   Future Revenues                              64,239            -            -       64,239
  Other Regulatory Assets                        9,072            -            -        9,072
  Other Assets                                  35,014            -            -       35,014
                                            -----------  -----------  -----------  -----------
    Total Regulatory and Other Assets          439,999            -            -      439,999
                                            -----------  -----------  -----------  -----------
Total Assets                               $ 2,629,928  $    10,832  $    (6,817) $ 2,633,943
                                            ===========  ===========  ===========  ===========

*  This column includes all the consolidated amounts, as applicable, of the directly owned subsidiaries of TEP.  See 1.I. for information regarding the subsidiaries owned by TEP.


                                     TUCSON ELECTRIC POWER COMPANY                       EXHIBIT A
                                CONSOLIDATING BALANCE SHEET (CONTINUED)
                                         DECEMBER 31, 2001
                                         (in thousands)
                                                   TUCSON
                                                  ELECTRIC    INVESTMENT     CONSOL.       2001
                                                  POWER CO.      SUBS        ADJUST.      CONSOL.
                                                 -----------  -----------  -----------  -----------
CAPITALIZATION AND OTHER LIABILITIES

Capitalization
  Common Stock                                  $   653,250  $         2  $        (2) $   653,250
  Premium on Capital Stock                                -      263,378     (263,378)           -
  Capital Stock Expense                              (6,357)           -            -       (6,357)
  Accumulated Deficit                              (331,973)    (260,941)     268,492     (324,422)
  Cumulative Effect on Accounting Change -
   Net of Tax                                       (13,827)           -            -      (13,827)
  Reversal of Previously Recorded Unrealized
   Losses for Contracts Which Settled During
   the Period - Net of Tax                           13,827            -            -       13,827
                                                 -----------  -----------  -----------  -----------
  Common Stock Equity                               314,920        2,439        5,112      322,471
  Capital Lease Obligations                         853,447            -            -      853,447
  Long-Term Debt                                    801,924            -            -      801,924
                                                 -----------  -----------  -----------  -----------
    Total Capitalization                          1,970,291        2,439        5,112    1,977,842
                                                 -----------  -----------  -----------  -----------

Current Liabilities
  Current Obligations Under Capital Leases           19,971            -            -       19,971
  Current Maturities of Long-Term Debt              330,325            -            -      330,325
  Accounts Payable                                   93,522           49       (4,378)      89,193
  Interest Accrued                                   53,300            -            -       53,300
  Taxes Accrued                                      22,848          167            -       23,015
  Accrued Employee Expenses                          13,078            -            -       13,078
  Other                                               6,531            -            -        6,531
                                                 -----------  -----------  -----------  -----------
    Total Current Liabilities                       539,575          216       (4,378)     535,413
                                                 -----------  -----------  -----------  -----------

Deferred Credits and Other Liabilities
  Deferred Income Taxes - Noncurrent                 56,280           40          586       56,906
  Other                                              63,782        8,137       (8,137)      63,782
                                                 -----------  -----------  -----------  -----------
    Total Deferred Credits and Other Liabilities    120,062        8,177       (7,551)     120,688
                                                 -----------  -----------  -----------  -----------
Total Capitalization and Other Liabilities      $ 2,629,928  $    10,832  $    (6,817) $ 2,633,943
                                                 ===========  ===========  ===========  ===========

                            TUCSON ELECTRIC POWER COMPANY                   EXHIBIT A
                             CONSOLIDATING STATEMENT OF INCOME
                            TWELVE MONTHS ENDED DECEMBER 31, 2001
                                     (in thousands)

                                              TUCSON
                                             ELECTRIC    INVESTMENT     CONSOL.       2001
                                             POWER CO.       SUBS       ADJUST.      CONSOL.
                                            -----------  -----------  -----------  -----------
Operating Revenues
 Electric Retail Sales                     $   670,117  $         -  $         -  $   670,117
 Electric Wholesale Sales                      761,255            -            -      761,255
 Net Unrealized Loss on Forward
  Electric Sales and Purchases                  (1,315)           -            -       (1,315)
 Other Revenues                                  6,310            -           (2)       6,308
                                            -----------  -----------  -----------  -----------
    Total Operating Revenues                 1,436,367            -           (2)   1,436,365
                                            -----------  -----------  -----------  -----------
Operating Expenses
 Fuel                                          258,761            -            -      258,761
 Purchased Power                               570,283            -            -      570,283
 Other Operations and Maintenance              158,118            -            -      158,118
 Depreciation and Amortization                 117,063            -            -      117,063
 Amortization of Transition Recovery Asset      21,609            -            -       21,609
 Taxes Other Than Income Taxes                  45,047            -            -       45,047
                                            -----------  -----------  -----------  -----------
    Total Operating Expenses                 1,170,881            -            -    1,170,881
                                            -----------  -----------  -----------  -----------
     Operating Income                          265,486            -           (2)     265,484
                                            -----------  -----------  -----------  -----------
Other Income (Deductions)
Interest Income                                 11,850           60            -       11,910
Interest Income - Note Receivable from
  UniSource Energy                               9,330            -            -        9,330
Other Income                                     2,559           40         (100)       2,499
                                            -----------  -----------  -----------  -----------
    Total Other Income (Deductions)             23,739          100         (100)      23,739
                                            -----------  -----------  -----------  -----------
Interest Expense
 Long-Term Debt                                 61,218            -            -       61,218
 Interest on Capital Leases                     90,348            -            -       90,348
 Interest Imputed on Losses Recorded
  at Present Value                                 820            -            -          820
 Other Interest Expense                          6,113            -            -        6,113
                                            -----------  -----------  -----------  -----------
    Total Interest Expense                     158,499            -            -      158,499
                                            -----------  -----------  -----------  -----------
Income Before Income Taxes and
 Cumulative Effect of Accounting Change        130,726          100         (102)     130,724
Income Taxes                                    55,912           (2)           -       55,910
                                            -----------  -----------  -----------  -----------
Income Before Cumlative Effect of
 Accounting Change                              74,814          102         (102)      74,814
Cumulative Effect of Accounting Change
 Net of Tax                                        470            -            -          470
                                            -----------  -----------  -----------  -----------
Net Income                                 $    75,284  $       102  $      (102) $    75,284



                                   EXHIBIT B
                                   ---------



     An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

     See attached organizational charts for CUC and COPESA.

                        CUC PROJECT OWNERSHIP STRUCTURE
                        -------------------------------
                          (As of September 27, 2001)


              ----------------

               Nations Energy
                Corporation
               (U.S. Company)

              ----------------
                 100% -
                      -
                      -
              -----------------           --------------------

               Nations Curacao                Mitsubishi
                     Ltd.                    Corporation
              (Cayman Company)             (Japanese Company)

              -----------------           --------------------
                      -                             -
                  50% -                             - 50%
                      -------------------------------
                                    -
                                    -
                            ----------------       --------------------

                             Curacao Energy         Integrated Utility
                                Company               Holding, N. V.
                            (Cayman Company)        (Curacao Company)

                            ----------------       --------------------
                                   -                         -
                               51% -                         - 49%
                                   ---------------------------
                                                -
                                                -
                                       -------------------

                                        CUC Holdings, N.V.
                                        (Curacao Company)

                                       -------------------
                                                -
                                                - 100%
                                                -
                                       -------------------

                                        Curacao Utilities
                                             Company
                                        (Curacao Company)

                                       -------------------

                       COPESA PROJECT OWNERSHIP STRUCTURE
                       ----------------------------------


              ---------------

                  Nations
                  Energy
                Corporation
              ---------------
                     -
                     -
                     -
              ---------------                      ---------------

                  Nations                               Equity
               International                           Partners

              ---------------                      ---------------
                     -                                    -
                     -                                    -
                     --------------------------------------
                                       -
                                       -
                                ---------------

                                     COPESA

                                ---------------